Exhibit 99.1
Dangdang Announces Formation of Business Units and Management Changes
Beijing, CHINA, June 29, 2011 — E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced the formation of a streamlined management structure with separate business units and changes in senior management.
The business units have been formed to better capture the growing market opportunities and address different product attributes. Reporting directly to Executive Chairwoman Ms. Peggy Yu Yu is the baby, children and maternity business unit. Reporting directly to Chief Executive Officer Mr. Guoqing Li are the business units of media, general merchandise, apparel, digital and electronics, and e-book.
Dangdang also announced the promotion of Ms. Yue Wang as Vice President in charge of the baby, children and maternity business unit. Ms. Wang, who joined Dangdang in 2000, was responsible for the children’s book section of the media department and has led it to be the largest and fastest growing book category among media products. In addition, the Company also announced the resignation of Mr. Roger Huang due to personal reasons, which is effective as of the date of this announcement. Mr. Huang joined Dangdang in March 2010 as Chief Operating Officer and had been responsible for media and general merchandise sales.
“I am pleased to announce the promotion of Yue Wang to be the Vice President based on her outstanding contribution to our children’s media business over the past 10 years. Her responsibilities will now comprise management of the newly combined portfolio of children’s books and other children related products in her business unit, where synergies can come into play to execute our core business strategy of cross-selling products to our media customers,” commented Ms. Peggy Yu Yu, Dangdang’s Executive Chairwoman. “We appreciate Roger’s contribution to the Company during the past 15 months and wish him the best in his new endeavors.”
About Dangdang
E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers more than 630,000 books and other media products as well as selected general merchandise products, including beauty and personal care products, home and lifestyle products, and baby, children and maternity products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts in this press release are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.
For investor and media inquiries, please contact:
Maria Xin
IR Director
E-commerce China Dangdang Inc.
+86 (10) 8419-1896
xinyi@dangdang.com
Caroline Straathof
IR Inside
+31-6-54624301
info@irinside.com